N E W S   R E L E A S E

MECHANICAL REPAIRS TEMPORARILY CURTAIL

TALISMAN’S ALGERIAN PRODUCTION

CALGARY, Alberta - June 23, 2006 - Talisman (Algeria) B.V., a wholly owned subsidiary of Talisman Energy Inc. has announced that production from the MLN field has been shut-in due to flaring restrictions as a result of the failure of a gas reinjection compressor motor. Talisman has a 35% working interest in the Greater MLN field in Block 405a. Production in the first quarter from MLN (net Talisman) averaged 11,591 bbls/day.

On May 1, 2006 the high pressure and reinjection compressors failed on a high voltage surge, which caused the reinjection motor rotor ring to rupture. The high pressure and reinjection compressor motors were immediately shipped to France for repair. The motors are now expected back to MLN and commissioned such that production can be recommenced by the end of the third quarter. During the shutdown the operator (ConocoPhillips) has used the opportunity to do maintenance and Phase-2 compression preparatory work.

Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas, including Colombia, Gabon, Peru, Romania and Qatar.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Sr. Manager, Corporate and

     Investor Communications

Phone:  403-237-1196

Fax:      403-237-1210

E-mail: tlm@talisman-energy.com

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Christopher J. LeGallais

Senior Manager, Investor Relations

Phone:

403-237-1957

Fax:

403-237-1210

Email:

tlm@talisman-energy.com

17-06

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements or forward-looking information (collectively “forward-looking statements”) within the meaning of applicable securities legislation. These statements include, among others, statements regarding the recommencement of future production, and the timing and factors impacting that production.  Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements are based on current expectations, estimates, projections and assumptions that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

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the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;

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the uncertainty of estimates and projections relating to production, costs and expenses;

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potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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health, safety and environmental risks;

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risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action); and

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the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the headings “Management’s Discussion and Analysis – Risks and Uncertainties” and “Outlook for 2006” and elsewhere in the Company’s 2005 Annual Report Financial Review. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. Unless material, the Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~